

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2014

<u>Via E-mail</u>
Ms. Paula L. Rosson
Senior Vice President and Chief Accounting Officer
MarkWest Energy Partners, L.P.
1515 Arapahoe Street, Tower 1, Suite 1600
Denver, CO 80202-2137

Re: MarkWest Energy Partners, L.P.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed February 26, 2014
File No. 001-31239

Dear Ms. Rosson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Brad Skinner for

      Karl Hiller
      Branch Chief